Exhibit 1

Schedule of Transactions

Capital One Resource Co., Ltd.

Date	Number of Shares Sold	Price per Share	Total Sales Price
8/10/2009	9,920	$ 1.20	$ 11,904
8/14/2009	2,000	$ 2.31	$ 4,620
8/21/2009	20,000	$ 3.06	$ 61,200
8/24/2009	41,600	$ 3.48	$ 144,768
8/25/2009	10,500	$ 3.51	$ 36,890
Total	84,020		$ 259,382